Exhibit n.4

March 5, 2007

Rizwan R. Hussain

Director, Global Venture Capital Services

VentureOne / FIS / Dow Jones & Co.

201 California Street, 10th Floor

San Francisco, CA 94111

Dear Rizwan,

Hercules would like the consent of VentureOne/Dow Jones to use the following paragraphs in our upcoming Filing. If acceptable, please sign and fax to me at 866.811.3908.

Thank you,

Sally Borg

Director of Operations/Communications

From Page 3

“In 2006, venture capital-backed companies received, in approximately 2,454 transactions, equity financing in an aggregate amount of approximately $25.8 billion, representing an 8% increase over the preceding year, as reported by Dow Jones VentureOne. In addition, overall, the median round size in 2006 was $7 million, up from $6.5 million in 2005, and the highest annual median since 2000. For the second year in a row, equity investors are focusing more than a third of their investment activity on early-stage financings. Overall, seed- and first-round deals made up 36% of the deal flow in 2006, and about the same concentration of deal flow went to later stage deals.

“According to Dow Jones VentureOne, median pre-money valuations for venture capital-backed companies in 2000 was $25.0 million declining to a low of $10.0 million in 2003. As of December 31, 2006 median pre-money valuations for venture capital-backed companies in 2006 was $18.5 million compared to $15.0 million in 2005.”

/s/ RIZWAN HUSSAIN
Rizwan Hussain, Director, Global Venture Capital Services

3.5.2007     Date

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